UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

____________________________

DSG GLOBAL INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

233 40C 104
(CUSIP Number)

Robert Silzer
c/o DSG Global Inc.
5455 152nd Street, Suite 214
Surrey, British Columbia, V3S 5A5, Canada
(604) 575-3848
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2015
(Date of Event which Requires Filing of this Statement)

____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 233 40C 104	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON Robert Silzer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,457,632
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 9,457,632
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,457,632
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ CERTAIN SHARES (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.4% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1) Based on a total of 30,107,185 shares of the Company’s common stock outstanding as of September 14, 2015.

SCHEDULE 13D

CUSIP No. 233 40C 104	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of DSG Global Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 5455 152nd Street, Suite 214, Surrey, British Columbia, V3S 5A5, Canada.

Item 2. Identity and Background.

This statement is being filed individually by Robert Silzer, a citizen of Canada (the “Reporting Person”).  The Reporting Person serves as the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company, and as a Director of the Company.  The Reporting Person’s business address is c/o DSG Global Inc., 5455 152nd Street, Suite 214, Surrey, British Columbia, V3S 5A5, Canada.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 13, 2015, the Company entered into a share exchange agreement (the “Share Exchange Agreement”) with DSG TAG Systems Inc. (“DSG TAG”) and the shareholders of DSG TAG who become parties to the agreement, including the Reporting Person.  Pursuant to the terms of the Share Exchange Agreement, the Company agreed to acquire not less than 75% and up to 100% of the issued and outstanding common shares in the capital stock of DSG TAG in exchange for the issuance to the selling shareholders of up to 20,000,000 shares of Common Stock on the basis of 1 share of Common Stock for 5.4935 common shares of DSG TAG, including the issuance of 4,457,632 shares of Common Stock to the Reporting Person.  On May 6, 2015, the Company completed the acquisition of approximately 75% (82,435,748 common shares) of the issued and outstanding common shares of DSG TAG as contemplated by the Share Exchange Agreement by issuing 15,185,875 shares of our common stock to 12 shareholders of DSG TAG who became parties to the agreement, including the issuance of 4,457,632 shares of Common Stock to the Reporting Person.  Following the initial closing of the Share Exchange Agreement, the Company acquired an additional 27,035,175 shares of common stock of DSG TAG from shareholders who became parties to the share exchange agreement, and issued to these shareholders an aggregate of 4,921,303 shares of the Company’s common stock.  Following completion of these additional purchases, the Company owns approximately 99.9% (109,470,923 common shares) of the issued and outstanding shares of common stock of DSG TAG.

Effective as of the closing of the Share Exchange Agreement, the Reporting Person entered into a Call Option and Voting Agreement, dated as of May 6, 2015 (the “Option and Voting Agreement”), with Andrea Fehsenfeld (the “Grantor”), who was serving as the sole executive officer and director of the Company and was the holder of a majority of the Company’s Common Stock immediately prior to the closing of the Share Exchange Agreement.  Pursuant to the Option and Voting Agreement, the Reporting Person has the right to purchase from the Grantor at any time prior to May 6, 2018, all or any portion of 5,000,000 shares of Common Stock owned by the Grantor (the “Common Shares”) at a price of $0.50 per Common Share. The Grantor has agreed not to otherwise transfer any of the Common Shares during the time the Option and Voting Agreement is in effect.

SCHEDULE 13D

CUSIP No. 233 40C 104	Page 4 of 6 Pages

In addition, during the three year term of the Option and Voting Agreement, the Grantor has agreed that, at any annual or special meeting of the stockholders of the Company and in connection with any action proposed to be taken by written consent of the stockholders of the Company, Grantor shall, in each case to the fullest extent that Grantor’s Common Shares are entitled to vote thereon: (a) appear (in person or by proxy) at each such meeting or otherwise cause all such Common Shares to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of Grantor’s Common Shares, in such a manner as instructed by the Reporting Person in writing prior to any such action, and in connection therewith to execute any documents reasonably requested by the Reporting Person which are necessary or appropriate in order to effectuate the foregoing.  The Grantor also irrevocably appointed the Reporting Person as the Grantor’s attorney-in-fact and proxy during the three year term of the Option and Voting Agreement to vote, express consent or dissent, or otherwise to utilize such voting power to the full extent of Grantor’s voting rights with respect to all of Grantor’s Common Shares.  Subject to the foregoing, the Grantor retained the right to vote the Common Shares in Grantor’s sole discretion.  The Option and Voting Agreement is attached hereto as Exhibit 1, and incorporated herein by reference.

The beneficial ownership of Common Stock reported in this Schedule 13D by the Reporting Person is based on the Reporting Person’s ownership of the Company’s Common Stock, and assumes a total of 30,107,185 shares of Common Stock outstanding as of September 14, 2015.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of Common Stock to which this Schedule 13D relates are held by the Reporting Person as an investment.  The Reporting Person disclaims any membership in a group relating to the Company.

Other than as described in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company’s board of directors; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 233 40C 104	Page 5 of 6 Pages

As of September 14, 2015, the Reporting Person beneficially owned 9,457,632 shares of Common Stock, which consists of (i) 4,457,632 shares of Common Stock owned directly by the Reporting Person, with respect to which the Reporting Person has sole voting and dispositive power, and (ii) 5,000,000 shares of Common Stock that the Reporting Person has the right to acquire from the Grantor at a price of $0.50 per share and over which the Reporting Person has voting power, in each case pursuant to the Option and Voting Agreement, which respect to which the Reporting Persons has shared voting power and sole dispositive power

Assuming a total of 30,107,185 shares of Common Stock outstanding as of September 14, 2015, the Reporting Person beneficially owns approximately 31.4% of the Company’s Common Stock.

The Reporting Person has not effected any transactions in the Company’s Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.  The Option and Voting Agreement is attached hereto as Exhibit 1, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Call Option and Voting Agreement, dated as of May 6, 2015, between Robert Silzer and Andrea Fehsenfeld.

SCHEDULE 13D

CUSIP No. 233 40C 104	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: September 14, 2015	/s/ Robert Silzer
Robert Silzer